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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                            Max & Erma's Restaurants
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   577903 10 7
                                 (CUSIP Number)


                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]   Rule 13d-1(b)

         [ X ]   Rule 13d-1(c)

         [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 577903 10 7
Page -2-


1.   Names of Reporting Person: William C. Niegsch, Jr.

     S.S. or I.R.S. Identification No. of Above Individual (optional):  N/A

2.   Check the Appropriate Box if a Member of a Group:

                  (a)      [   ]
                  (b)      [   ]

3.   SEC Use Only

4.   Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power: 151,738

6.   Shared Voting Power: 10,494

7.   Sole Dispositive Power: 151,738

8.   Shared Dispositive Power: 10,494

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 162,232

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: [ x ]

     Mr. Niegsch expressly disclaims beneficial ownership of 11,000 shares held by his spouse.

11.  Percent of Class Represented by Amount in Row (9): 6.7%

12.  Type of Reporting Person: IN




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CUSIP No. 577903 10 7
Page -3-



Item 1.

     (a)  Name of Issuer - Max & Erma's Restaurants, Inc.

     (b) Address of Issuer's Principal Executive Offices: 4849 Evanswood Drive, Columbus, Ohio 43229


Item 2.

     (a)  Name of Person Filing: William C. Niegsch, Jr.

     (b)  Address: 4849 Evanswood Drive, Columbus, Ohio 43229

     (c)  Citizenship: USA

     (d)  Title of Class of Securities: Common Stock, $.10 par value

     (e)  CUSIP Number: 577903 10 7


Item 3.   Not Applicable

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 162,232 shares (Includes 67,000 shares which Mr. Niegsch has a right to purchase under presently exercisable options and 10,494 shares held by his children. Mr. Niegsch expressly disclaims beneficial ownership of 11,000 shares held by his spouse).

     (b)  Percent of class: 6.7%

     (c)  Number of shares as to which the person has:

          (i)       Sole power to vote or to direct the vote: 151,738

          (ii)      Shared power to vote or to direct the vote: 10,494

          (iii)     Sole power to dispose or to direct the disposition of :
                    151,738

          (iv)      Shared power to dispose or to direct the disposition of :
                    10,494


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CUSIP No. 577903 10 7
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Item 5.  Ownership of Five Percent or Less of a Class
         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         N/A

Item 8.  Identification and Classification of Members of the Group
         N/A

Item 9.  Notice of Dissolution of Group
         N/A

Item 10. Certification
         N/A


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     January 24, 2003
                                               -----------------------------
                                                           Date

                                                /s/ William C. Niegsch, Jr.
                                               -----------------------------
                                                         Signature

                                                   William C. Niegsch, Jr.
                                               -----------------------------
                                                            Name